UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K/A


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. The Company is filing this Form 6-K/A as an amendment to the Form 6-K filed August 11, 2009, to record on a quarterly basis the calculation of the non-cash loss of unrealized warrants on the three reporting period ended September 30, 2009. The non-cash warrant loss for the nine month reporting period ended September 30, 2009 was reported in the 6-K filed on November 9, 2009. Previously the Company recorded the calculation of the non-cash value of unrealized warrants on an annual basis.


-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: November 13, 2009


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                                  EXHIBIT

Exhibit Number         Description

1. The Company is filing this Form 6-K/A as an amendment to the Form 6-K filed August 11, 2009, to record on a quarterly basis the calculation of the non-cash loss of unrealized warrants on the three reporting period ended September 30, 2009. The non-cash warrant loss for the nine month reporting period ended September 30, 2009 was reported in the 6-K filed on November 9, 2009. Previously the Company recorded the calculation of the non-cash value of unrealized warrants on an annual basis.

=========================================================================



CONSOLIDATED BALANCE SHEETS
As of June 30, 2009 and 2008 and December 31, 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)

                                              June 30,2009       June 30,2008        December 31,2008
                                              ----------------   ----------------  -------------------
                                              (unaudited)        (Unaudited)        (audited)

Assets
Current assets:
Cash and cash equivalents                     $  10,374          $  15,966           $ 11,313
Restricted cash-Security deposit                  3,812                  -              5,836

Accounts receivable - Trade, net of
  allowance                                      24,613             20,248             13,153
Other receivable - net of allowance
  for doubtful accounts                           1,270              2,476              1,600
Due from related party                                -              9,855             17,313
Notes receivable                                  4,523              4,937                  -
Inventories                                      16,808             18,225             19,096
Investment in marketable securities                 147                 73                146
Prepaid expenses                                  3,779              7,644              4,197
Deferred tax assets                               1,947              1,674              2,067
                                              ---------------     --------------    --------------
Total current assets                             67,273             81,098             74,721
                                              ---------------     --------------    --------------
Investments in non-consolidated
 subsidiaries and affiliates                        473                907                208
Property,plant and equipment, net of
 depreciation                                    38,373             31,167             36,918
Land occupancy rights                            11,011              2,028              9,633
HNTX internal receivable                             41                  -                  -
Deferred income tax                                 879                  -                  -
Goodwill                                         19,296                  -             36,696
                                              ---------------     --------------    --------------
Total assets                                    137,346            115,200            158,176
                                              ---------------     --------------    --------------

Liabilities and Stockholders' equity

Current liabilities:

Accounts payable                                 13,926             18,677              21,037
Accrued expenses and other liabilities            1,670             11,602               7,393
Income taxes payable                              3,422             17,975              17,418
Short-term loans                                 24,965             18,976              16,669
Short-term loans from shareholders                    -              2,463               8,591
Warramt liabilities                               7,182                  -                 452
                                               ---------------    --------------     --------------
Totoal current liabilities                       51,165             69,693              71,560

Long-term Liabilities:

Long-term loans                                       -              2,736               4,523
Long-term loans from shareholders                     -             10,476                   -
Deferred tax liability                            2,256                  -               2,243
Other                                                 -                 24                  25
                                               ---------------    --------------      -------------
Total liabilities                                53,421             82,929              78,351

Shareholders' equity:

Common stock - $0.001 par value,
 authorized, 39,000,000 shares;
 issued 12,889,758 shares and
 outstanding 11,300,336 shares                       13              8,762                  13

Reserve funds                                         -             13,059                   -
Additional paid-in capital                       77,081                  -              77,081
Treasury stock, 1,589,422 shares                 (7,682)                 -              (7,682)
Accumulated other comprehensive income              426              2,421
Retained earnings                                14,087              8,077               9,987
                                               ---------------    --------------      -------------
Total shareholders' equity                       83,925             32,271              79,825
                                               ---------------    --------------      -------------
Total liabilities and shareholders' equity      137,346            115,200             158,176
                                               ---------------    --------------      -------------

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

CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months April 1st through June 30, 2009 and 2008 and six months January 1st through June 30, 2009 and 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)


                                             Three months ended June 30,   Six months ended June 30,
                                             --------------------------    ------------------------
                                               2009          2008            2009          2008
                                             ------------  ------------    -----------  -----------
                                             (unaudited)   (unaudited)     (unaudited)  (unaudited)
Revenues                                     $ 34,862      $ 23,198         $ 64,361    $ 53,479
Cost of Goods Sold                            (26,994)      (18,511)         (48,065)    (41,245)
Gross Profit                                    7,868         4,687           16,296      12,234

Operating expenses:
Selling and                                    (1,442)         (926)          (4,107)     (2,983)
General and administrative

(Unrealized Warrant gain/(loss))
and Other income                               (6,428)             0          (6,158)          0

Interest expense                                 (585)         (615)          (1,101)     (1,230)

Income before income taxes                       (587)         3,146           4,930       8,021

Income tax expense                             (1,720)         (694)          (3,138)     (1,977)
                                             ------------  ------------      ----------  ----------
Net Income                                     (2,307)         2,452           1,792       6,044

Other comprehensive income                          0             0                0           0
                                             ------------  ------------      ----------  ----------
Comprehensive income                           (2,307)         2,452           1,792       6,044


Net Income per share-basic                      (0.20)          0.22             0.16        0.54
Net Income per share-diluted                    (0.18)          0.19             0.14        0.47


Weighted average shares outstanding            11,294,633     11,294,633      11,294,633  11,294,633

Weighted average shares outstanding-diluted    12,925,932     12,925,932      12,925,932  12,925,932


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

Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and twelve months ended December 31, 2008
(US$ amounts expressed in thousands)

                                            Six Months Ended
                                            June 30, 2009         December 31, 2008
                                            ------------------    -----------------
                                            (unaudited)           (audited)

Cash flows from operating activities:

Net income                                  $   1,792             $  20,486

Adjustments to reconcile net income
to net cash provided by operating
activities:

  Reversal of bad debt allowance                    -                  (944)
  Depreciation expense                            733                 2,828
  Amortization expense                              -                    54
  Unrealized gain on warrant                     6,730              (13,535)

Changes in operating assets and liabilities:

  (Increase)/decrease in inventories            2,288                (5,112)
  (Increase)/decrease in trade accounts /
    notes receivable                          (15,983)               11,453
  (Increase)/decrease in Due from related
    party                                      17,313                (1,724)
  (Increase)/decrease of prepaid expenses
    and other current assets                    2,441                (1,275)
  (Increase)/decrease in deferred tax assets      120                   192
  (Increase)/decrease in other receivable         330                     2
  Increase/(decrease)in accounts payable       (7,111)                  967
  Increase/(decrease)of accrued expenses,
   and other liabilities                       (2,306)                 (943)
                                               -------------      --------------
Net cash provided by operating activities       6,347                12,449
                                               -------------      --------------

Cash flows from investing activities:

  Acquisition of Hunan Tongxin Enterprise
  Co., Ltd., net of cash acquired of
  $5,319                                            -                (7,700)

  Cash paid for purchase of fixed assets
  and intangible assets                        (3,566)               (9,493)

  Cash paid for investment                       (265)                  (75)
                                               -------------       -------------
Net cash used in investing activities          (3,831)              (17,268)
                                               -------------       -------------

Cash folws from financing activities:

  Proceeds from loans                           3,773                23,649
  Proceeds from loans-related parties          (8,591)                9,894
  Debt repayments                                 (25)              (23,444)
  Debt repayments-related parties                   -               (16,425)
                                               -------------       -------------
Net cash (used in) provided by financing
  activities                                   (4,843)               (6,326)
                                               -------------       -------------

Effect of foreign exchange rate changes         1,388                   199

Net increase(decrease)in cash and cash
equivalents                                      (939)                9,651

Cash and cash equivalents at beginning of
year                                           11,313                 1,662

Cash and cash equivalents at end of year       10,374                11,313

Supplemental information:

Income taxes paid                               3,138                 2,843
Interest paid                                   1,102                 2,702

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